December 22, 2023

Via EDGAR

United States Securities and Exchange Commission,
Division of Corporation Finance, Office of Energy and Transportation,
100 F. Street, N.E.,
Washington, D.C. 20549,
United States.

Re:	Toro Corp. Registration Statement on Form F-3 Filed November 13, 2023 File No. 333-275477

Ladies and Gentlemen:

On behalf of our client, Toro Corp. (referred to herein as “Toro” or the “Company”), we wish to inform you that Toro has filed an amendment to the above-referenced Registration Statement on Form F-3 (the “Amended Registration Statement”).  The Amended Registration Statement reflects the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 6, 2023 (the “Comment Letter”), as well as certain updated, revised and supplemental information.

The headings and numbered items of this letter correspond to those in the Comment Letter.  For your convenience, each of the comments from the Comment Letter is restated in bold type prior to the Company’s response.  The page numbers in the Company’s responses refer to the page numbers in the Amended Registration Statement.  Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Amended Registration Statement.

The responses to the Staff’s comments set forth below, as well as the changes in disclosure referenced in the responses, are the responses and changes of Toro, and we are providing them to you on its behalf.

General

1.
It appears that the aggregate market value of the shares of your common stock held by non-affiliates during the 60 days prior to November 13, 2023, did not exceed the $75 million threshold that General Instruction I.B.1 of Form F-3 specifies. Please provide us with your analysis demonstrating your ability to use Form F-3 pursuant to General Instruction 1.B.1. Alternatively, if you are relying on General Instruction I.B.5 for Form F-3 eligibility, please include the information required pursuant to Instruction 7 and General Instruction I.B.5 of Form F-3.

Response:  The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on the cover page of the prospectus included in the Amended Registration Statement in response to the Staff’s comment to include the information required pursuant to Instruction 7 and General Instruction I.B.5 of Form F-3.

2.
Please file the form of indenture as an exhibit to your registration statement prior to requesting effectiveness. For guidance, refer to sections 201.02 and 201.04 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations.

Response:  The Company respectfully acknowledges the Staff’s comment and has filed the form of indenture as Exhibit 4.4 to the Amended Registration Statement.

* * * * *

United States Securities and Exchange Commission, Division of Corporation Finance, Office of Energy and Transportation	-2-

If you have additional questions or comments, or require any additional information with respect to the registration statement or this letter, please do not hesitate to contact me at +44 20 7959 8470 or andronikosn@sullcrom.com or Abigail M. Yevnin at +44 20 7959 8408 or yevnina@sullcrom.com.

Very truly yours,

/s/ Nikolaos G. Andronikos

Nikolaos G. Andronikos

CC:	Anuja A. Majmudar
Karina Dorin
(Securities and Exchange Commission)

Petros Panagiotidis
Ioannis Lazaridis
(Toro Corp.)

Abigail M. Yevnin
(Sullivan & Cromwell LLP)